September 2, 2026

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re: Remora Capital Corporation (File No. 814-01897)
Rule 17g-1(g) Fidelity Bond

Dear Sir or Madam:

Enclosed for filing on behalf of Remora Capital Corporation (the "***Company***"), pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the "***1940 Act***"), please find the following:

1) a copy of the Company's fidelity bond in the amount of $750,000 (the "***Bond***"), appended as Annex A; and

2) a copy of the resolutions approved at a meeting of Board of Directors of the Company on August 6, 2026, at which a majority of the directors who are not "interested persons" of the Company as defined under Section 2(a)(19) of the 1940 Act approved the amount, type, form and coverage of the Bond, appended as Annex B.

The Company has paid the premium for the policy period September 5, 2026 to September 5, 2027.

If you have any questions, please do not hesitate to contact me at (615) 380-1095.

Sincerely,

/s/ Heather Birmingham
Heather Birmingham
Chief Compliance Officer

GREAT AMERICAN® INSURANCE GROUP | Fidelity / Crime Division

FIDELITY / CRIME DIVISION 30 YEARS EST. 1995

IMPORTANT NOTICE
FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department
Great American Insurance Group
Five Waterside Crossing
Windsor, CT 06095

(860) 298-7330
(860) 688-8188 fax

CrimeClaims@gaig.com

IMPORTANT NOTICE
TENNESSEE

TO OBTAIN INFORMATION OR TO MAKE A COMPLAINT

This notice is to advise you that should any complaints arise regarding this insurance, you may contact Great American Insurance Companies at the following address:

Great American Insurance Group
Administrative Offices
301 East 4th Street
Cincinnati, OH 45202

Or you may call the toll-free telephone number for information or to make a complaint at:

1-800-972-3008

You may write the Tennessee Department of Insurance:

Tennessee Insurance Division
500 James Robertson Parkway, Fourth Floor
Nashville, Tennessee 37243

ATTACH THIS NOTICE TO YOUR POLICY

This notice is for information only and does not become a part or condition of the attached document.

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to May, 2011

Bond No. FS F400125 01

GREAT AMERICAN INSURANCE COMPANY
(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called Insured):
Remora Capital Management, LLC

Principal Address:
3200 West End Ave., Suite #500
Nashville, TN 37203

Item 2. Bond Period: from 12:01 a.m. on 09/05/2026 to 12:01 a.m. on 09/05/2027
(month, day, year) (month, day, year)

Item 3. The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be
Not Applicable

Item 4. Subject to Sections **4** and **12** hereof,
the Single Loss Limit of Liability applicable to each of Insuring Agreements **(A), (B), (C)** and **(F)** is
$ 1,000,000
and the single Loss Deductible applicable to each of Insuring Agreements **(A), (B), (C)** and **(F)** is
$ 15,000

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

	Single Loss Limit of Liability	**Single Loss Deductible**
Insuring Agreement **(D)** - **Forgery or Alteration**	**$** 1,000,000	**$** 15,000
Insuring Agreement **(E)** - **Securities**	**$** 1,000,000	**$** 15,000
Coverage on Partners or Members	**$** 1,000,000	**$** 15,000
Optional Insuring Agreements and Coverages:		
ERISA Dishonesty Coverage	$ 500,000	$ 0
Investigative Claims Expense	$ 15,000	$ 1,000
a. Computer to Computer Systems Fraud - Access Credentials - Commercial Accounts	$ 1,000,000	$ 15,000
b. Computer to Computer Systems Fraud - Access Credentials - Consumer Accounts	$ 1,000,000	$ 15,000
Fraudulent Transfer Instructions	$ 1,000,000	$ 15,000

Fraudulently Induced Transfer	$	250,000	$	50,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto. All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise. See Form FI 88 01 (10/11).

Item 6. The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section **12** is: $

Item 7. For the purposes of Insuring Agreement **B**, Property lodged or deposited in the following offices and premises is not covered:

Item 8. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s)

SAA F400125 00

Such termination or cancelation to be effective as of the time this bond becomes effective.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

Fidelity

(A) Loss resulting directly from dishonest or fraudulent acts committed by an employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1) to cause the Insured to sustain such loss; and

(2) to obtain an improper financial benefit for the Employee or another person entity. However, if some or all of the Insured's loss results directly or indirectly from:

(a) loans, that portion of the loss involving any loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500;

(b) trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

On Premises

(B) **(1)** Loss of items enumerated in the definition of Property resulting directly from:

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered,

while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in item **7** of the Declarations.

(2) Loss of or damage to

furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat,

provided that

(a) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(b) the loss is not caused by fire.

In Transit

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(1) Messenger, or

(2) a Transportation Company and being transported in an armored motor vehicle, or

(3) a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(a) Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

(b) Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(c) Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

Forgery or Alteration

(D) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

(1) Negotiable Instrument (except an Evidence of Debt),

(2) Certificate of Deposit,

(3) Letter of Credit,

(4) Withdrawal Order,

(5) Receipt for the withdrawal of Property, or

(6) Instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which

(a) bears a handwritten signature which is a Forgery;or

(b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in **(1)** through **(6)** above by the Insured is a condition precedent to the Insured's having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

Securities

(E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:

(a) Certificated Security,

(b) Deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c) Certificate of Deposit; or

(d) Evidence of Debt,

which

(i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or

(ii) is altered, but only to the extent the Forgery or alteration causes the loss, or

(iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in **(a)** through **(d)** above; or

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in **(a)** through **(c)** above which is a Counterfeit, but only to the extend the Counterfeit causes the loss.

Actual physical possession of the items listed in **(a)** through **(d)** above by the Insured or its authorized representative is a condition precedent to the Insured's having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

Counterfeit Money

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

Nominees

A. This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned, controlled or operated by an insured and not named as an insured hereunder unless:

(1) such loss is sustained by a nominee organized by an insured for the purpose of handling certain of its business transactions and composed exclusively of its employees; and

(2) such insured is not a holding company.

If the conditions of **(1)** and **(2)** are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

**Additional Offices or Employees - Consolidation,
Merger or Purchase of Assets - Notice**

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1) Has occurred or will occur in offices or premises,

(2) Has been caused or will be caused by an employee or employees of such institution , or

(3) Has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i) Give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii) Obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and

(iii) Upon obtaining such consent, pay to the Underwriter an additional premium.

Change of Ownership - Notice

C. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give written notice to the Underwriter, as soon as practicable but not later than within 30 days.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest.

Representation of Insured

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

Joint Insureds

E. Only the first Named Insured can submit a claim under this bond, and shall act for all insureds. Payment by the Underwriter to the first Named Insured of loss sustained by any insured shall fully release the Underwriter on account of such loss. If the first Named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first Named Insured. Knowledge possessed or discovery made by any insured shall constitute knowledge or discovery by all insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one insured.

Notice of Legal Proceedings
Against Insured - Election to Defend

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense of the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection **(a)** of Section **5**. of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections **(b)** and **(d)** of Section **5.** of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection **(e)** of Section **5.,** the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

Insured's Erisa Plans

G. If any employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are employees or former employees of the Insured, the Plan shall be deemed an insured under this bond for the purposes of Insuring Agreement **(A)** only and, in addition to all other terms and conditions of this bond, subject to the following:

(1) the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

(a) the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold "employer securities" within the meaning of section 407**(d)(1)** of ERISA; or

(b) the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds "employer securities" within the meaning of section 407**(d)(1)** of ERISA;

(2) notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

(3) if more than one Plan subject to ERISA is an insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

CONDITIONS AND LIMITATIONS

Definitions

Section **1.** As used in this bond:

(a) **Certificate of Deposit** means Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

(b) **Certificated Security** means a a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by Written instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(c) **Change in Control** means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d) **Counterfeit** means Written imitation of an actual valid original which is intended to deceive and to be taken as the Original.

(e) **Electronic Data Processor** means a natural person, partnership, corporation or any other business organization with the Insured's Written authorization to perform services as data processor of checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.

(f) **Employee** means

(1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and

(i) whom the Insured directly compensates by wages, salaries or commissions, or

(ii) who is compensated by an employment agency which is paid by the Insured for providing such person's services for work at or in the Insured's offices or premises covered hereunder;

(2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph **(f)(1)** above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

(4) an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one employee for all the purposes of this bond, excepting, however, the employee termination provisions of Section **13**, and

(5) a Partner or Member of the Insured, unless not covered as indicated in item **4** of the Declarations.

(g) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(h) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(i) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(ii) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in **(h)(1)(ii)** preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners or Members the value of such limited partners' or Members' investment in the Insured.

(i) **Forgery** means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

(j) **Guarantee** means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k) **Letter of Credit** means Written engagement by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(l) **Loan** means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by the which the Insured assumes an existing creditor relationship.

(m) **Member** means a natural person who has an ownership interest in a limited liability company.

(n) **Messenger** means an employee while in possession of the Insured's Property away from the Insured's premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original employee.

(o) **Money** means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(p) **Negotiable Instrument** means any writing:

(1) signed by the maker or drawer;

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

(q) **Original** means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r) **Partner** means a natural person who:

(1) is a general partner of the Insured, or

(2) is a limited partner and an employee (as defined in section **1(f)(1)** of the bond) of the Insured.

(s) **Property** means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

(t) **Security Agreement** means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u) **Transportation Company** means any organization which regularly provides its own or leased vehicles for transportation of its customers' property or which provides freight forwarding or air express services.

(v) **Withdrawal Order** means a Written non-negotiable instrument, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

(w) **Written** means expressed through letters or marks placed upon paper and visible to the eye.

Exclusions

Section **2.** This bond does not cover:

(a) loss resulting directly or indirectly from Forgery or alteration, except when covered under **Insuring Agreements (A), (D)** or **(E)**;

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in **Insuring Agreement (C)**, and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity or chemical or biological contamination;

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under **Insuring** Agreement **(A)**;

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements **(A),** or **(E)**;

(f) loss resulting from any violation by the Insured or by any employee

(1) of any law regulating: **(i)** the issuance, purchase or sale of securities, **(ii)** securities transactions upon any security exchanges or over the counter market, **(iii)** investment companies, or **(iv)** investment advisers, or

(2) of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under **Insuring Agreements (A)** or **(B)(1)(a**);

(h) loss caused by an employee, except when covered under Insuring Agreement **(A)** or when covered under Insuring Agreement **(B)** or **(C)** and resulting directly from unintentional acts of the employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement **(A)**.

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an employee under circumstances which result directly in a loss to the Insured covered by **Insuring Agreement (A)**. For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended.

(k) loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, identification, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement **(A)**;

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement **(A)**;

(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

(1) kidnapping,

(2) payment of ransom,

(3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

(4) actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property,

except when covered under Insuring Agreement **(A)**;

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, except when covered under Insuring Agreement **(A)**;

(o) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement **(A)**;

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements **(A)**, **(D)**, **(E)** or **(F)**;

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements **(A)** or **(B)(2)**;

(r) loss of Property while

(1) in the mail,

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement **(C)**, or

(3) while located on the premises of any Messenger or Transportation Company,

except when covered under Insuring Agreement **(A)**;

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(u) all fees, costs and expenses incurred by the Insured:

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

(w) loss resulting directly or indirectly from the Insured's accepting checks payable to an organization for deposit into an account of a natural person;

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an insured who is not in collusion with such Employee, knows, or knew at anytime, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement **(A)**, against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

Discovery

Section **3.**

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

Limit of Liability

Section **4.**

Aggregate Limit Of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item **2** of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item **3** of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) the Underwriter shall have no obligation under General Agreement **F** to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item **4** of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement **F**, resulting from:

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no employee is implicated,

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an employee or not) resulting in damage to or destruction or misplacement of Property,

(c) all acts or omissions other than those specified in **(a)** and **(b)** preceding, caused by any person (whether an employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in **(a)**, **(b)** or **(c)** preceding.

Notice/Proof - Legal Proceedings Against Underwriter

Section **5.**

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first Named Insured.

Valuation

Section **6.**

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement **(B)(2)**, the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement **(B)(2)**. The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement**(A)**.

Assignment - Subrogation - Recovery - Cooperation

Section **7.**

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

Cooperation

Section **8.**

Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

(a) submit to examination by the Underwriter and subscribe to the same under oath;

(b) produce for the Underwriter's examination all pertinent records; and

(c) cooperate with the Underwriter in all matters pertaining to any claim or loss.

Anti-Bundling

Section **9.**

If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

Other Insurance or Indemnity

Section **10.**

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property, subject to Exclusion **(q)** or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

Covered Property

Section **11.**

This bond shall apply to loss of Property **(a)** owned by the Insured, **(b)** held by the Insured in any capacity, or **(c)** owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

Deductible Amount

Section **12.**

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section **4**, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in item **6** of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

Termination or Cancelation

Section **13.**

This bond terminates as an entirety upon occurrence of any of the following:

(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond;

(b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond;

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d) immediately upon the taking over of the Insured by another institution;

(e) immediately upon exhaustion of the Aggregate Limit of Liability; or

(f) immediately upon expiration of the Bond Period as set forth in Item **2** of the Declarations.

If there is a Change in Control of an insured other than the first Named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any employee or any partner, officer or employee of any Electronic Data Processor - **(a)** as soon as any insured, or any director, Partner, Member or officer of an insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement **(A)**, against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or **(b)** 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any insured terminates liability for any loss sustained by such insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations Page.

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition		Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
TSB5062c	05-11		Financial Institution Bond No. 14	
SR6168	10-87		Partnership Coverage	
SR6188a	05-11		Retroactive Date Rider/Endorsement	
SR6318	07-13		Amend Exclusions	
SR6338	10-17		ERISA Amendatory Rider	
SR6339	10-17		ERISA Fraud Or Dishonesty	
SR6344a	01-22		Computer Crime Coverage Rider	
SR6353	03-24		Governmental Action Exclusion Rider	
FI7344	08-15		General Rider - Fraudulent Transfer Instructions	1
FI7344	08-15		General Rider - REMOVAL OF VERIFICATION CONDITION UNDER FRAUDULENTLY INDUCED TRANSFER	2
FI7330	08-16		Amended Definition Of Employee	3
FI7361	07-22		Exclude All Non-Fungible Tokens	4
FI7339	06-14		Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion	5
IL7324	07-21		Global Sanction Endorsement	
FI7341	04-17		In-Witness Clause	

* If not at inception

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14.,

No. FS F400125 01

In favor of Remora Capital Management, LLC

It is agreed that:

1. Item 4 of the Declarations Page is deleted and the following substituted:

Item 4 -Coverage for Partners Only

Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $1,000,000
and the Single Loss Deductible is $15,000

2. All Insuring Agreements, except Insuring Agreement (A), and all references thereto are deleted from the attached Bond.

3. Insuring Agreement (A) is deleted and the following substituted:

(A) Loss resulting directly from dishonest or fraudulent acts committed by a Partner acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Partner with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Partner and which, in fact, result in obtaining such benefit.

As used throughout this Insuring Agreement, financial benefit does not include any benefits earned or received in the normal course of the partnership agreement or employment, including, but not limited to, salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

4. The term Partner shall be substituted for the term Employee whenever it appears in the Bond, except in Section 1, the Definitions Section.

5. This Rider is effective as of the time the Bond is issued.

PARTNERSHIP COVERAGE

For use with Financial Institution Bonds, Standard Form No. 14 to convert such bond to an instrument providing only dishonesty coverage on partners.

Revised to October, 1987

RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond Standard Form No. 14,

No. FS F400125 01

In favor of Remora Capital Management, LLC

It is agreed that:

RETROACTIVE DATE - 6/30/2025
month/day/year

This Bond does not cover loss sustained by the Insured resulting directly or indirectly from acts or events occurring prior to the Retroactive Date noted above.

This Rider/Endorsement shall become effective when the Bond/Policy becomes effective.

Accepted: ____________________________________

Retroactive Date Rider/Endorsement

For use with Financial Institution Bonds, Standard Forms Nos. 14, 15, and 24 and 25 and Excess Bank Employee Dishonesty Bond, Standard Form No. 28 and Computer Crime Policy for Financial Institutions.

AMEND EXCLUSIONS

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. FS F400125 01 in favor of Remora Capital Management, LLC

It is agreed that:

1. The attached bond is amended by deleting subsection (bb) of Section 2, Exclusions and by replacing it with the following:

"loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal customer information, customer lists, a customer's personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the insured or held by the insured in any capacity including concurrently with another person."

2. The following Section is added to the Conditions and Limitations of this bond:

"As used in this bond, loss does not include expenses arising from a data security breach, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and Payment Card Industry Data Security Standards (if applicable) and expenses related to notifying affected individuals when the affected individuals' personally identifiable financial or medical information was stolen, accessed, downloaded or misappropriated while in the insured's care, custody or control."

3. This rider shall become effective as of 12:01 a.m. on 09/05/2026 standard time.

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14
No. FS F400125 01

in favor of Remora Capital Management, LLC

It is agreed that:

1. The INSURED'S ERISA PLANS General Agreement is deleted.

ERISA AMENDATORY RIDER
FOR USE WITH FINANCIAL INSTITUTION BONDS,
STANDARD FORMS NOS. 14, 15, 24 AND 25
REVISED TO OCTOBER 2017

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14
No. FS F400125 01

in favor of Remora Capital Management, LLC

It is agreed that:

1. The bond is amended by adding an additional Insuring Agreement as follows:

ERISA FRAUD OR DISHONESTY

Loss incurred by an Employee Benefit Plan named in this bond resulting directly from Fraud or Dishonesty committed by a Covered Person. Coverage afforded by this Insuring Agreement extends only to Employee Benefit Plans named in this bond, and does not extend to Insureds that are not Employee Benefit Plans.

2. For the purposes of the ERISA Fraud or Dishonesty Insuring Agreement, the following definitions are added:

a. Covered Person means any natural person who is

i. A trustee, officer, employee, administrator or manager, except an administrator or manager who is an independent contractor, of any Employee Benefit Plan insured under this Insuring Agreement; or

ii. A director, officer, employee or trustee of a named Insured, but only while that person is handling funds or property of an Employee Benefit Plan insured under this Insuring Agreement;

but does not include any agent, broker, person leased to the Insured or the Employee Benefit Plan by a labor leasing firm, factor, commission merchant, consignee, independent contractor or representative of the same general character.

b. Employee Benefit Plan(s) means any welfare or pension benefit plan the majority of whose beneficiaries are Employees or former Employees of the Insured, listed in the Declarations as an Insured and subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

c. Fraud or Dishonesty means larceny, theft, embezzlement, forgery, misappropriation, wrongful abstraction, wrongful conversion or willful misapplication, or any other fraudulent or dishonest act, including acts prohibited by title 18, section 1954 of the U.S. Code.

d. Occurrence means all loss or losses caused by, or involving, any one Covered Person, acting alone or in collusion with others.

3. For the purposes of this Insuring Agreement only, Exclusions (a), (d), (e), (g), (h), (i), (k), (l), (m), (n), (o), (p), (q), (r), (bb) and (cc) are deleted and the following exclusions are added:

a. loss resulting from the dishonest or fraudulent acts of a Covered Person if the Insured, or any employee, trustee, fiduciary or plan administrator of an Insured Employee Benefit Plan who is not in collusion with such Covered Person, knows or knew prior to such loss of any prior dishonest or fraudulent act committed by such person, whether in the employment of the Insured or any Insured Employee Benefit Plan or otherwise, whether or not of the type covered under this bond and without regard to whether the knowledge was obtained before or after the commencement of this bond.

b. loss resulting from the negligence of a Covered Person.

c. loss resulting from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal information, personally identifiable information, customer lists and intellectual property; provided however that this exclusion will not apply to loss that is otherwise covered under this bond, caused by a Covered Person's access to, use of, or disclosure of confidential information to commit acts of Fraud or Dishonesty.

4. For the purposes of this Insuring Agreement only, the ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE General Agreement is deleted and replaced with the following:

If through consolidation or merger with, or purchase or acquisition of assets or liabilities of, some other entity any additional persons become Covered Persons:

a. The Insured must give the Underwriter written notice and obtain its written consent to extend this bond to such additional Covered Persons. The Underwriter may condition its consent upon payment of an additional premium; but

b. For the first 60 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, any insurance afforded for Covered Persons also applies to these additional Covered Persons for acts committed or events occurring within said 60 day period.

5. For the purposes of this Insuring Agreement only, the INSURED'S ERISA PLANS General Agreement is deleted and replaced with the following:

EMPLOYEE BENEFIT PLANS

a. It is the responsibility of the Insured to select a Limit of Insurance for the Insuring Agreement that is sufficient to provide a limit that is at least equal to that required under ERISA if each Employee Benefit Plan were separately insured.

b. Any payment we make to the Insured for loss sustained by any Employee Benefit Plan will be held by the Insured for the use and benefit of the plan(s) sustaining the loss.

c. If two or more Employee Benefit Plans are insured under this insurance, any payment we make for loss:

(i) Sustained by two or more Employee Benefit Plans; or

(ii) Of commingled Property of two or more Employee Benefit Plans;

that arises out of one Occurrence and cannot be allocated specifically to any one Employee Benefit Plan, is to be shared by each Employee Benefit Plan sustaining loss in the proportion that the limit of insurance required under ERISA for each such Employee Benefit Plan bears to the total of those limits.

d. Notwithstanding Section 3 of the Conditions and Limitations of this bond, the Underwriter will pay for loss that is sustained by an Insured Employee Benefit Plan prior to the effective date of termination or cancellation of this bond, which is discovered by the Insured within one year following the date of termination or cancellation. However, this extended period to discover loss terminates immediately upon the effective date of any other insurance obtained by the Insured that offers the same coverage afforded by this Insuring Agreement in an amount no less than the minimum amount required under ERISA section 412 and provides coverage for loss sustained prior to its effective date. If this Insuring Agreement is canceled or terminated as to any covered Employee Benefit Plan, this extended period to discover a loss applies separately to that Employee Benefit Plan.

e. The deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by an Employee Benefit Plan only after that Employee Benefit Plan has received from the Underwriter:

i. $500,000; or

ii. $1,000,000, if the employee benefit plan holds "employer securities" within the meaning of section 407(d)(1) of ERISA.

6. The following Condition is added for the purposes of this Insuring Agreement:

Cancellation as to Any Covered Person

Coverage under this bond is canceled as to any Covered Person:

a. Immediately upon discovery by any Insured, or by any employee, trustee, fiduciary or plan administrator of an Insured Employee Benefit Plan who is not in collusion with the Covered Person, of any dishonest act committed by that Covered Person whether before or after becoming a Covered Person. Whether such discovery occurs prior to or after commencement of this bond, there is no coverage under the Insuring Agreement for loss or losses resulting from acts committed by that Covered Person after the date of such discovery.

b. On the date specified in a notice mailed to the Insured. That date will be at least 30 days after the date of mailing. The mailing of notice to the Insured at the last mailing address known to the Underwriter will be sufficient proof of notice. Delivery of notice is the same as mailing.

RIDER

To be attached to and to form part of Financial Institution Bond, Standard Form No. 14, No. FS F400125 01

In favor of Remora Capital Management, LLC

It is agreed that:

1. Subject to the Single Loss Limit of Liability and Single Loss Deductible found in paragraph 5 below, the attached bond is amended by adding the following Insuring Agreement(s):

COMPUTER TO COMPUTER SYSTEMS FRAUD - ACCESS CREDENTIALS

(a) Commercial Accounts:

Loss resulting directly from the Insured's Computer, with no action, authorization, or intervention by an Employee, having transferred Money or Uncertificated Securities on deposit in a Customer's Commercial Account from such Customer's Commercial Account. Such transfer must be caused directly by the use of any Computer to gain unauthorized access into the Insured's Computer through a Network by misappropriating and using the Access Credentials of the Customer, thereby causing the Computer to effect such transfer.

(b) Consumer Accounts:

Loss resulting directly from the Insured's Computer, with no action, authorization, or intervention by an Employee, having transferred Money or Uncertificated Securities on deposit in a Customer's Consumer Account from such Customer's Consumer Account. Such transfer must be caused directly by the use of any Computer to gain unauthorized access into the Insured's Computer through a Network by misappropriating and using the Access Credentials of the Customer, thereby causing the Computer to effect such transfer.

COMPUTER TO COMPUTER SYSTEMS FRAUD - HACKER OR INTERLOPER

Loss resulting directly from the Insured's Computer, with no action, authorization, or intervention by an Employee, having transferred Money or Uncertificated Securities from the Insured's account. Such transfer must be caused directly by the unauthorized entry of Data or Computer Programs into the Insured's Computer through a Network by a hacker, interloper or virus without the use of Access Credentials, thereby causing the Computer to effect such transfer.

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from an Employee having, in good faith, initiated, authorized, or taken action to assist the transfer of Money, Certificated Securities and Uncertificated Securities, on deposit in a Customer's account in reliance upon a fraudulent Payment Order transmitted to the Insured via the Insured's on-line banking system, telefacsimile device, telephone, or electronic mail; provided, however that:

(a) the fraudulent Payment Order purports, and reasonably appears, to have originated from:

(i) such Customer;

(ii) an Employee acting on instructions of such Customer; or

(iii) another financial institution on behalf of such Customer and authorized to make such Payment Order;

and

(b) the sender of the fraudulent Payment Order confirmed the identity of the Customer with the Access Credentials of such Customer; and

(c) the sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee; and

(d) the Payment Order was received by an Employee specifically authorized by the Insured to receive and act upon such Payment Order; and

(e) for any transfer exceeding the amount set forth in Paragraph 4 below, the Insured verified the Payment Order via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other out of band verification procedure approved in writing by the Underwriter; and

(f) the Insured preserved a contemporaneous record of the call back or other out of band verification and of the Payment Order which verifies use of the Access Credentials of the Customer.

The following additional Exclusion is added to the bond applicable only to this Insuring Agreement:

> loss resulting directly or indirectly from a fraudulent Payment Order if the sender of the Payment Order, or anyone acting in collusion with the sender, ever had authorized access to such Customer's Access Credentials.

FRAUDULENTLY INDUCED TRANSFER

Loss of Money, Certificated Securities or Uncertificated Securities, on deposit in the Insured's own account, resulting directly from a Fraudulently Induced Transfer causing said Money, Certificated Securities or Uncertificated Securities to be transferred from the Insured's premises to a person, entity, place, or account outside of the Insured's control.

2. As respects the coverage provided by this rider, the attached bond is amended by adding the following paragraph to General Agreement B, ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS- NOTICE as follows:

If the Insured shall, while this bond is in force, purchases or acquires Computers of another institution, the Insured shall not have such coverage as is afforded under this bond for loss which has arisen or will arise out of the Computer(s) acquired by the Insured as a result of such purchase or acquisition of Computers unless the Insured shall:

(1) give the Underwriter Written notice of the proposed purchase or acquisition prior to the proposed effective date of such action, and

(2) obtain the Written consent of the Underwriter to extend the coverage provided by this bond, and

(3) pay to the Underwriter any additional premium which may be due.

3. As respects the coverage provided by this rider, the Conditions and Limitations of the attached bond are amended by as follows:

DEFINITIONS:

A. The following definitions are added

(a) Access Credentials means information, items or characteristics provided by the Customer to the Insured as part of a submission of a Payment Order or to gain access to the Insured's Computer and used by the Insured or Insured's Computer to authenticate the Customer's identity, including, but not limited to, passwords, personal identification numbers, shared secrets, tokens, and biometrics.

(b) Commercial Account means an account other than a Consumer Account.

(c) Consumer Account means an account maintained by a natural person primarily for personal, family or household purposes.

(d) Computer Program means a set of related electronic instructions that direct the operations and functions of a Computer that enables the Computer to receive, process, store or send Data.

(e) Computer means an electronic device or a group of devices that are capable of receiving Data and performing a sequence of operations in accordance with a Computer Program to produce a result in the form of information or signals.

(f) Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units from one person to another.

(g) Customer means a natural person or entity which has a Written Customer Agreement with the Insured signed by the Customer

(h) Customer Agreement means a Written agreement between the Insured and its Customer, signed by the Customer that:

(1) Establishes the terms and conditions upon which such person may engage in electronic transactions with the Insured or (ii) authorizes the Insured to transfer Money on deposit in an account or Certificated Securities or Uncertificated Securities in reliance upon a Payment Order transmitted to the Insured.

(2) Includes a provision by which the authenticity of a Payment Order issued to the Insured in the name of the Customer will be verified pursuant to a Security Procedure that is specified in the agreement.

(3) With respect to a Commercial Account, includes a provision by which the Insured and Customer agree that the Customer bears any loss caused by the unauthorized transfer of Money, Certificated Securities and Uncertificated Securities, on deposit in the Customer's account, if (i) the Security Procedure is a commercially reasonable method of providing security against unauthorized Payment Orders and (ii) the Insured proves that it accepted the Payment Order in good faith and in compliance with the Security Procedure.

(i) Data means facts or information converted in a form usable in a Computer by a Computer Program and capable of being stored in a Computer.

(j) Fraudulently Induced Transfer means a transfer of Money, Certificated Securities or Uncertificated Securities resulting from an instruction transmitted from the Insured to another financial institution to transfer Money, Certificated Securities or Uncertificated Securities from the Insured's account, with the transfer instruction made in good faith reliance upon an electronic, telefacsimile, telephone or Written instruction received by the Insured from a person purporting to be an Employee or a Vendor establishing or changing the method, destination or account for payments to such Employee or Vendor that was in fact transmitted to the Insured by someone impersonating the Employee or Vendor without the Insured's knowledge or consent and without the knowledge or consent of the Employee or Vendor.

(k) Insured's Computer means a Computer or system of Computers:

(1) owned by the Insured;

(2) for which the Insured controls access;

(3) housed and maintained by a third-party service provider pursuant to a Written agreement between the Insured and the service provider, which specifically addresses the housing and maintenance of the Computer or system of Computers; or

(4) any other Computer specifically identified in the Schedule attached to this Policy.

(l) Network means any computer communication systems, including any automated interbank communication system and the Internet, that allows the direct input, without any Employee intervention, of Data or Computer Programs from a Computer to the Insured's Computer.

(m) Non-Fungible Token means a unique digital identifier that is recorded in a blockchain or other digital ledger technology, and that is used to certify authenticity and/or ownership of a unique asset that cannot be traded, divided, or exchanged at equivalency.

(n) Payment Order means an instruction of a Customer to the Insured to pay, or to cause another financial institution to pay, a fixed or determinable amount of Money, Certificated Securities or Uncertificated Securities to another person.

(o) Security Procedure means a procedure established as part of a Written Customer Agreement between the Insured and its Customer, for the purpose of (i) verifying that a Payment Order is that of the Customer, and (ii) detecting error in the transmission or the content of the Payment Order. A Security Procedure may require the use of algorithms or other codes, identifying words or numbers, encryption, callback procedures, or similar security devices.

(p) Uncertificated Security means a share, participation, or other interest in property, of or an enterprise of, the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on security exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests, or obligations.

(q) Vendor means any entity or person that provides or has provided goods or services to the Insured pursuant to a Written agreement that existed before the rendering of said goods or services, not including any customer, armored motor vehicle company, automated clearing house or financial institution.

B. As respects the coverage of this rider, the definition of Employee of the attached bond is deleted in its entirety and replaced by the following:

Employee means:

(1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and

(i) whom the Insured directly compensates by wages, salaries, or commissions, or

(ii) who is compensated by an employment agency which is paid by the Insured for providing the person's services for work at or in the Insured's offices or premises covered hereunder;

(2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured; and

(3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this Policy, but only as to acts occurring while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the institution at the time of the merger or consolidation.

EXCLUSIONS:

C. The following exclusions are added:

This Bond does not cover:

(a) loss resulting directly or indirectly from the Insured's Employee having initiated, authorized or taken action to assist the transfer of Money, Certificated Securities or Uncertificated Securities in reliance on the validity of a Payment Order received via the Insured's on-line banking system, telefacsimile device, telephone or electronic mail unless covered under the Fraudulent Transfer Instructions or Fraudulently Induced Transfer Insuring Agreements;

(b) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal customer information, customer lists, a customer's personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the Insured or held by the Insured in any capacity including concurrently with another person, provided, however, a loss otherwise covered under this rider shall not be excluded by the fact that Access Credentials were used to gain access to the Insured's Computer;

(c) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;

(d) the cost of duplication of Data or Computer Programs;

(e) loss resulting directly or indirectly from negotiable instruments, securities, documents or other Written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Data or manually keyed into a data terminal;

(f) loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs in the Insured's Computer unless covered under the Computer to Computer Systems Fraud - Access Credentials or Computer to Computer Systems Fraud - Hacker or Interloper Insuring Agreement;

(g) loss resulting directly or indirectly from:

(1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects the Insured's Computer, or
(2) failure or breakdown of electronic data processing media, or

(3) error or omission in programming or processing;

(h) loss resulting directly or indirectly from the input of Data into a Computer either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer's Access Credentials or Computer;

(i) loss resulting directly or indirectly from the theft, disappearance or destruction of Cryptocurrency or from the change in value of Cryptocurrency;

(j) loss, costs or expenses the Insured incurs on behalf of or to indemnify a customer, when the Insured is not legally responsible for said loss, costs, or expenses pursuant to a contract, Uniform Commercial Code, case law, statute, rule or code.

(k) loss resulting directly or indirectly from the theft, disappearance or destruction of Nonfungible Tokens or from the change in value of Non-Fungible Tokens;

SINGLE LOSS

D. As respects the coverage provided by this rider, the definition of Single Loss found in Conditions and Limitations Section 4 - Limit of Liability of the attached bond is deleted in its entirety and replaced with the following:

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from any one act or a series of related acts involving one natural person or entity, or one group of natural persons or entities acting together without regard to the number of transfers or the number of instructions involved. A series of related losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as a Single Loss.

COVERED PROPERTY

E. As respects the coverage provided by this rider only, Conditions and Limitations Section 11. - Covered Property of the attached bond is deleted in its entirety and replaced with the following:

The coverage of this rider shall apply to loss of Money, Certificated Securities and Uncertificated Securities, Data, Computer Programs and other property

(a) owned by the Insured,

(b) held by the Insured in any capacity, or

(c) owned and held by someone else under circumstances which make the Insured responsible for said Money, Certificated Securities and Uncertificated Securities prior to the occurrence of the loss.

This bond shall be for the sole use and benefit of the Insured named in the Declarations.

F. The following Conditions and Limitations are added:

ASSERTION OF CLAIMS AND DEFENSES

It shall be a condition precedent to coverage under this rider that the Insured first assert any claims, offsets, or defenses, which are available by contract or by law and are related to the transaction involved in the loss, against the Customer, any financial institution or any other party to the transaction involved in the loss.

SECURITY PROCEDURES FOR COMMERCIAL ACCOUNTS

It shall be a condition precedent to coverage under paragraph (a) - Commercial Accounts of the Computer to Computer Systems Fraud - Access Credentials Insuring Agreement of this rider that the Insured must establish that the Insured was in compliance with all Security Procedures set forth in any agreement between the Insured and said Customer.

VERIFICATION

It shall be a condition precedent to coverage under the Fraudulently Induced Transfer Insuring Agreement that before forwarding the instruction to a financial institution, the Insured verified the authenticity and accuracy of the instruction that was received from the purported Employee or Vendor, including routing numbers and account numbers, by calling, at a predetermined telephone number, the Employee or Vendor who purportedly transmitted the instruction to the Insured, or by some other out of band verification procedure approved in writing by the Insured, and the Insured preserved a contemporaneous Written record of this verification.

DATA BREACH

As used in this rider, loss does not include expenses arising from a data security breach, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and Payment Card Industry Data Security Standards (if applicable) and expenses related to notifying affected individuals when the affected individuals' personally identifiable financial or medical information was stolen, accessed, downloaded or misappropriated while in the Insured's care, custody or control.

4. Under the terms of the Fraudulent Transfer Instructions Insuring Agreement, the Insured must verify the Payment Order in accordance with the requirements of the Fraudulent Transfer Instructions Insuring Agreement for any transfer in excess of $ 15,000

5. Item 4. of the Bond Declarations is amended as follows:

If coverage is provided under any of the below listed Insuring Agreements, the Single Loss Limit of Liability and Single Loss Deductible applicable to the individual Insuring Agreement shall be inserted below:

Insuring Agreements	Single Loss Limit of Liability	Single Loss Deductible
Computer to Computer Systems Fraud – Access Credentials: Commercial Accounts	$ 1,000,000	$ 15,000
Computer to Computer Systems Fraud – Access Credentials: Consumer Accounts	$ 1,000,000	$ 15,000
Computer to Computer Systems Fraud – Hacker or Interloper	$ Not Covered	$ N/A
Fraudulent Transfer Instructions	$ 1,000,000	$ 15,000
Fraudulently Induced Transfer	$ 250,000	$ 50,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement, or if no amount is inserted, such Insuring Agreement, and any other reference thereto in this rider shall be deemed to be deleted therefrom.

6. The liability of the Underwriter under the Insuring Agreements listed in paragraph 5 above shall be part of, not in addition to, the Aggregate Limit of Liability shown in Item 3. of the Declarations of the attached bond.

7. This rider shall become effective as of 12:01 am on **(**09/05/2026**),** at the Insured's Principal Address shown in Item 1 of the Declarations.

SR 63 53 03 24

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FS F400125 01

in favor of Remora Capital Management, LLC

It is agreed that:

1. The attached bond is amended by adding to Section 2. Exclusions – Conditions and Limitation, the following:

Loss resulting directly or indirectly from the confiscation, expropriation, nationalization, or destruction of property by a governmental entity.

This rider shall become effective 12:01 am on **(**09/05/2026**),** at the Insured's Principal Address shown in item 1 of the Declarations.

GOVERNMENTAL ACTION EXCLUSION RIDER
FOR USE WITH ANY FINANCIAL INSTITUTION BOND
ADOPTED MARCH 2024

RIDER NO. 1

Fraudulent Transfer Instructions

To be attached to and form part of Financial Institution Bond Standard Form No. 14

Bond No. FS F400125 01

In favor of Remora Capital Management, LLC

FRAUDULENT TRANSFER INSTRUCTIONS is deleted and replaced as follows:

Loss resulting directly from an Employee having, in good faith, initiated, authorized, or taken action to assist the transfer of Money, Certificated Securities and Uncertificated Securities, on deposit in a Customer's account in reliance upon a fraudulent Payment Order transmitted to the Insured via the Insured's on-line banking system, telefacsimile device, telephone, or electronic mail; provided, however that:

(a) the fraudulent Payment Order purports, and reasonably appears, to have originated from:

(i) such Customer;

(ii) an Employee acting on instructions of such Customer; or

(iii) another financial institution on behalf of such Customer and authorized to make such Payment Order;

and

(b) the sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee; and

(c) the Payment Order was received by an Employee specifically authorized by the Insured to receive and act upon such Payment Order; and

(d) for any transfer exceeding the amount set forth in Paragraph 4 below, the Insured verified the Payment Order via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other out of band verification procedure approved in writing by the Underwriter; and

(e) the Insured preserved a contemporaneous record of the call back or other out of band verification and of the Payment Order which verifies use of the Access Credentials of the Customer.

The following additional Exclusion is added to the bond applicable only to this Insuring Agreement:

loss resulting directly or indirectly from a fraudulent Payment Order if the sender of the Payment Order, or anyone acting in collusion with the sender, ever had authorized access to such Customer's Access Credentials.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

This Rider shall become effective as of 12:01 a.m. on 09/05/2026 standard time.

RIDER NO. 2

REMOVAL OF VERIFICATION CONDITION UNDER FRAUDULENTLY INDUCED TRANSFER

To be attached to and form part of Financial Institution Bond Standard Form No. 14

Bond No. FS F400125 01

In favor of Remora Capital Management, LLC

REMOVAL OF VERIFICATION CONDITION UNDER FRAUDULENTLY INDUCED TRANSFER

It is agreed that:

1. The Computer Crime Coverage Rider (SR 6344a), **3. F.** added **Conditions and Limitations**, the sole paragraph entitled "**VERIFICATION**" is deleted in its entirety.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

This Rider shall become effective as of 12:01 a.m. on 09/05/2026 standard time.

RIDER NO. 3

AMENDED DEFINITION OF EMPLOYEE

To be attached to and form part of **FINANCIAL INSTITUTION BOND STANDARD FORM NO.** 14**,**

Bond No. FS F400125 01

In favor of Remora Capital Management, LLC

It is agreed that:

1. **Conditions and Limitations - Section 1. Definitions,** is amended by adding the following to the definition of **Employee:**

   Ex-Employees up to 60 days after termination, except if for reasons of fraud or dishonesty;

   Employees on Military Leave;

   All employees on leave of absence;

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 09/05/2026 standard time.

RIDER NO. 4

EXCLUDE ALL NON-FUNGIBLE TOKENS

To be attached to and form part of **FINANCIAL INSTITUTION BOND STANDARD FORM NO.** 14,

Bond No. FS F400125 01

In favor of Remora Capital Management, LLC

This Rider amends **Section 2. Exclusions** to include the following:

1. It is agreed that this bond does not afford coverage under any of the Insuring Agreements for any loss, damage, claim, occurrence, or suit that arises out of, is in any way related to, or involves, in whole or in part, any **Non-Fungible Token**. All coverage for **Non-Fungible Tokens** is excluded from all Insuring Agreements.

2. **Section 1. Definition** is amended to include:

Non-Fungible Token, also known as "NFT," means any unique digital identifier connected to any digital ledger technology which may be used to certify authenticity or ownership of anything, including but not limited to any digital, tangible, or intangible item, but cannot be substituted or exchanged for any similar item. However, the definition of **Non-Fungible Token** does not mean or include **Cryptocurrency**.

"Cryptocurrency" means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units from one person to another.

3. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

4. This Rider shall become effective as of 12:01 a.m. on 09/05/2026 standard time.

The title and any headings in this rider are solely for your convenience and form no part of the terms and conditions of coverage.

RIDER NO. 5

VIRTUAL OR ON-LINE PEER TO PEER MEDIUMS OF EXCHANGE EXCLUSION

To be attached to and form part of Financial Institution Bond Standard Form No. 14

Bond No. FS F400125 01

In favor of Remora Capital Management, LLC

This Rider amends the section entitled **"Exclusions"**:

This bond does not cover:

1. Loss of virtual or on-line peer to peer mediums of exchange.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 09/05/2026 standard time.

THIS ENDORSEMENT CHANGES YOUR POLICY. PLEASE READ IT CAREFULLY.

GLOBAL SANCTION ENDORSEMENT

Notwithstanding any other provision of this Policy, this insurance cannot provide coverage and the Insurer shall not be liable to pay any claim or provide any benefit under this Policy to the extent that the provision of such coverage or benefit, or the payment of such claim, would violate, conflict with, or expose the Insurer to any sanction, prohibition or restriction under United Nations resolutions or any applicable economic or financial sanctions or other trade laws or regulations, including, but not limited to, of the United States of America, European Union, United Kingdom, or Canada.

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT SECRETARY

Annex B

Excerpt from the Minutes of the Meeting of the Board of Directors of Remora Capital Corporation held on August 6, 2026

APPROVAL OF FIDELITY BOND

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the "***1940 Act***"), and Rule 17g-1(a) thereunder require a business development company ("***BDC***"), such as Remora Capital Corporation (the "***Company***"), to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "***covered person***"); and

WHEREAS, Rule 17g-1 under the 1940 Act ("***Rule 17g-1***") specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a "***single insured bond***"), or (iii) a bond which names the Company and one or more other parties as insureds (a "***joint insured bond***"), as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of the directors who are not "interested persons", as defined in Section 2(a)(19) of the 1940 Act (the "***Independent Directors***"), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the U.S. Securities and Exchange Commission (the "***SEC***") and give certain notices to each member of the Board of Directors of the Company (the "***Board***") in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, Rule 17g-1(f) requires a Company entering into a single insured bond enter into an agreement with all the other named insureds providing that in the event recovery is received under the fidelity bond as a result of a loss sustained by the Company or one or more other named insureds, the Company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required pursuant to Rule 17g-1; and

WHEREAS, the proposed single insured bond allocation agreement (the "***Single Insured Bond Allocation Agreement***") by and among the Company and Remora Capital

Management, LLC (the "***Adviser***") was provided to the Board prior to the meeting, and the Board has reviewed such Single Insured Bond Allocation Agreement.

NOW, THEREFORE, BE IT RESOLVED, that, having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Independent Directors, hereby determines that the amount, type, form, premium and coverage of the fidelity bond (the "***Fidelity Bond***"), covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Great American Insurance Company, having an aggregate coverage of $750,000, are fair and reasonable, and the Fidelity Bond be, and hereby is, approved by the Board; and

FURTHER RESOLVED, that the Board, including all of the Independent Directors, have determined the portion of the premium to be paid by the Company be, and it hereby is, approved, taking all relevant factors into consideration including, but not limited to, the number of the other insured parties named as insureds, the nature of business activities of the other insured parties, the amount of the Fidelity Bond and the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among the insureds, and the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay had such joint insured bond not been obtained; and

FURTHER RESOLVED, that the Authorized Officers of the Company be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that the Chief Compliance Officer of the Company be, and hereby is, designated as the party responsible for making, or directing legal counsel to make the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the SEC; and

FURTHER RESOLVED, that the Single Insured Bond Allocation Agreement by and among the Company and the Adviser be, and it hereby is, in substantially the form provided to the Board prior to the meeting, approved and adopted by the Board, with such additions and revisions as any Authorized Officer may approve, such approval to be conclusively evidenced by the inclusion of such additions or revisions therein, or as may be required to conform with the requirements of applicable law; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company,

to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.